Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD.
PRESENTS RESULTS FOR THE THIRD QUARTER OF 2008

Third quarter 2008 revenues reached $35.2m, a pro-forma YoY growth of 28%;
Earnings per share reached $0.27, a pro-forma YoY growth of 93%

AZOUR, Israel – November 24, 2008 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the third quarter ended September 30, 2008.

Highlights of the Quarter (compared with the pro-forma third quarter last year)
—	Strong bottom-line and top-line growth
—	Strong improvement in pro-forma gross and operating margins
—	A 16,000 net subscriber increase in the quarter to a record of 495,000 as of September 30th, 2008

As previously announced, the sale of Telematics was completed on December 31st, 2007. The results of the third quarter of 2008 therefore exclude the contribution of Telematics. The pro-forma results of the comparable quarter in 2007 also exclude the contribution of Telematics, to enable investors to compare Ituran’s historical results with current results on a similar basis.

Third Quarter Results
Revenues for the third quarter of 2008 reached US$35.2 million. This represents a 28% increase compared with pro-forma revenues of US$27.5 million in the third quarter of last year. The increase in revenues was primarily driven by the growth in the Company’s subscriber base particularly in Brazil and Israel, the increased average revenue per user and the weak US Dollar. In addition, in Israel subscription fees which had previously been charged in US Dollars were switched to Israeli Shekels at the start of the quarter. The exchange rate at which the change was made, was above the average prevailing market exchange rate in the quarter, which increased subscription fees in US Dollar terms.

Operating profit for the third quarter of 2008 was US$7.4 million (21.0% of revenues) compared with a pro-forma operating profit of US$4.6 million (16.6% of revenues) in the third quarter of 2007.

EBITDA for the quarter was $10.0 million (28.4% of revenues) compared to a pro-forma EBITDA of $6.4 million (23.3% of revenues) in the third quarter of last year.

Financial income in the quarter was US$1.2 million as compared with a pro-forma financial income of $234 thousand in the third quarter of last year.

A $1.1m of financial gain was recorded as a result of the appreciation of the US dollar against the Israeli shekel during the quarter. This, as previously explained, is due to the fact that most of the Company’s cash is held in dollars while its functional currency in Israel is the Israeli Shekel.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Net profit was US$5.6 million in the third quarter of 2008 (16.0% of revenues), compared with a net profit of US$3.2 million (11.5% of revenues), as reported in the third quarter of 2007. Fully diluted EPS in the third quarter of 2008 were US$0.27, compared with US$0.14 per fully diluted share in the third quarter of 2007.

Cash flow from operations during the quarter was US$11.2 million. Excluding the above-mentioned financial gain, cash flow from operations was US$10.1 million. During the quarter, the company repurchased 175,000 shares for a total of US$2 million.

As of September 30, 2008 the company had a net cash position (including marketable securities) of US$57.6 million compared with US$53.5 million on June 30, 2008.

Eyal Sheratzky, Co-CEO of Ituran said, “Our third quarter was a good quarter, particularly in terms of our strong profitability, and our results demonstrate the operating leverage inherent in our business model. We are very much seeing the financial rewards and the fruits of our investments throughout last year.”

Continued Mr. Sheratzky, “While we are seeing a sharp slowdown in the global economy, we believe our business model is very defensive in this environment. While we expect that the global economic slowdown will decrease the number of new cars manufactured and sold, history has demonstrated that at the same time, the car theft rate increases in a recession”.

“Our unique business model, based on recurring revenues from a firmly established customer base with continued growth potential, as well as our strong market position in all our geographies, underlies our expectations for the continued performance and growth of our Company. It is important to note that we do expect some quarterly volatility in our financial numbers due to the recent sharp exchange rate changes, given that most of our activity is denominated in non-US Dollar currencies, and our results are a translation into US Dollars. Most importantly, our continued cash generation and exceptionally strong net cash position in the current environment bodes very well for us, and enables us to pursue and invest in opportunities which will enhance our competiveness and growth,” concluded Mr. Sheratzky.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Conference Call Information

The Company will be hosting a conference call today, November 24th, 2008, at 10am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls 10 minutes before the conference call commences.

US Dial-in Number: 1 866 345 5855
UK Dial-in Number: 0 800 404 8418
ISRAEL Dial-in Number: 03 918 0691
CANADA Dial-in Number: 1 866 958 6867
INTERNATIONAL Dial-in Number: +972 3 918 0691

At:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 495,000 subscribers distributed globally. Established in 1995, Ituran has approximately 1100 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact

Udi Mizrahi (udi_m@ituran.com)
VP Finance, Ituran
(Israel) +972 3 557 1348

International Investor Relations

Ehud Helft
Kenny Green
info@gkir.com
GK Investor Relations
(US) +1 646 201 9246

Investor Relations in Israel

Oded Ben Chorin (oded@km-ir.co.il)
KM Investor Relations
(Israel) +972 3 5167620

** FINANCIAL TABLES TO FOLLOW **

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of September 30, 2008

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of September 30, 2008

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2008	2007

Current assets

Cash and cash equivalents	66,141	28,669
Investments in marketable securities	89	9,558
Accounts receivable (net of allowance for doubtful accounts)	32,609	27,578
Other current assets	5,966	83,783
Inventories	13,748	13,258

	118,553	162,846

Long-term investments and debit balances

Investments in affiliated companies	192	191
Investments in other companies	1,874	1,678
Other current assets	717	49
Loan to former employee	558	560
Deposit	369	-
Deferred income taxes	6,617	5,850
Funds in respect of employee rights upon retirement	3,225	2,513

	13,552	10,841

Property and equipment, net	29,530	24,440

Intangible assets, net	8,187	8,801

Goodwill	10,772	9,631

Total assets	180,594	216,559

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2008	2007

Current liabilities

Credit from banking institutions	8,612	318
Accounts payable	15,540	12,703
Deferred revenues	6,147	5,801
Other current liabilities	16,689	33,592

	46,988	52,414

Long-term liabilities

Liability for employee rights upon retirement	5,106	4,085
Deferred income taxes	1,891	1,715

	6,997	5,800

Minority interest	3,508	2,860

Capital Notes	5,894	5,894

Total shareholders' equity	117,207	149,591

Total liabilities and shareholders' equity	180,594	216,559

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF INCOME

	US dollars			US dollars
	Nine month period ended September 30,			Three month period ended September 30,
(in thousands except per share data)	2008	2007	2007	2008	2007	2007
			Pro-Forma(*)			Pro-Forma(*)

Revenues:

Location-based services	65,250	46,523	46,523	23,579	16,504	16,504
Wireless communications products	37,962	42,212	28,519	11,644	15,070	11,041

	103,212	88,735	75,042	35,223	31,574	27,545

Cost of revenues:

Location-based services	23,988	16,729	16,729	8,529	6,016	6,016
Wireless communications products	30,157	31,804	25,260	9,261	11,504	9,528

	54,145	48,533	41,989	17,790	17,520	15,544

Gross profit	49,067	40,202	33,053	17,433	14,054	12,001
Research and development expenses	307	2,210	301	107	734	100
Selling and marketing expenses	7,482	5,531	4,787	2,422	2,284	2,006
General and administrative expenses	20,802	15,871	14,804	7,534	5,690	5,325
Other expenses (income), net	3	2	-	(20)	1	-

Operating income	20,473	16,588	13,161	7,390	5,345	4,570
Financing income (expenses) , net	(5,433)	1,176	1,256	1,231	(27)	234

Income before taxes on income	15,040	17,764	14,417	8,621	5,318	4,804
Taxes on income	(5,107)	(4,910)	(4,000)	(2,637)	(1,442)	(1,409)

	9,933	12,854	10,417	5,984	3,876	3,395
Share in losses of affiliated
companies, net	(22)	(161)	(161)	7	(68)	(68)
Minority interests in income of
subsidiaries	(912)	(550)	(477)	(350)	(162)	(148)

Net income for the period	8,999	12,143	9,779	5,641	3,646	3,179

Earnings per share:

Basic	0.42	0.52	0.42	0.27	0.16	0.14

Diluted	0.42	0.52	0.42	0.27	0.16	0.14

Weighted average number of shares
outstanding (in thousands):

Basic	21,587	23,287	23,287	21,067	23,338	23,338

Diluted	21,596	23,422	23,422	21,075	23,422	23,482

(*) Exclude the contribution of Telematics Wireless LTD – the sale of the company was completed on December 31 , 2007.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Nine months period ended September 30,		Three months period ended September 30,
(in thousands)	2008	2007	2008	2007

Cash flows from operating activities
Net income for the period	8,999	12,143	5,641	3,646
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	7,332	4,895	2,620	1,948
Exchange differences on principal of deposit and loan, net	72	(57)	(13)	5
Exchange differences on principal of marketable securities	(84)	(350)	8	96
Increase (decrease) in liability for employee rights upon retirement	514	596	169	297
Share in losses of affiliated companies, net	22	161	(7)	68
Deferred income taxes	(375)	1,618	(597)	2,023
Capital loses (gains) on sale of property and equipment, net	119	(48)	65	(47)
Minority interests in profits of subsidiaries, net	912	550	350	162
Decrease (increase) in accounts receivable	(1,550)	(3,655)	971	(1,336)
Decrease (increase) in other current assets	(1,624)	(658)	877	(332)
Decrease (increase) in inventories and contracts in process, net	1,157	(4,904)	852	(1,300)
Increase (decrease) in accounts payable	436	(168)	(1,011)	(1,279)
Increase (decrease) in deferred revenues	(375)	1,352	54	1,258
Increase (decrease) in other current liabilities	2,672	(3,488)	1,172	(2,237)

Net cash provided by operating activities	18,227	7,987	11,151	2,972

Cash flows from investing activities
Increase in funds in respect of employee rights upon retirement, net
of withdrawals	(400)	(599)	(137)	(311)
Capital expenditures	(11,394)	(7,663)	(3,946)	(2,720)
Deposit	(369)		(19)
Proceeds from sale of property and equipment	210	181	46	42
Purchase of intangible assets and minority interest	-	(31)	-	(17)
Investment in affiliated company	-	(1,447)	-	-
Investment in marketable securities	(1,780)	(3,269)	(20)	(1,695)
Sale of marketable securities	12,024	11,364	14	2,054
Investment in subsidiary	(354)	-	(354)	-
Acquisition of subsidiary (Appendix A)	-	(8,549)	-	-
Proceeds from sale of subsidiary	(58,720)		-

Net cash used in investment activities	56,657	(10,013)	(4,416)	(2,647)

Cash flows from financing activities
Short-term credit from banking institutions, net	8,254	560	(4,988)	(25)
Repayment of long-term loans	-	(3,500)	-	-
Dividend paid	(29,223)	(4,838)	-	-
Proceeds from exercise of options by employees	-	12	-	12
Purchase of shares from treasury	(24,087)	-	(1,994)	-

Net cash used in financing activities	(45,056)	(7,766)	(6,982)	(13)

Effect of exchange rate changes on cash and cash equivalents	7,644	1,809	(674)	2,056

Net increase (decrease) in cash and cash equivalents	37,472	(7,983)	(921)	2,368
Balance of cash and cash equivalents at beginning of period	28,669	43,812	67,062	33,461

Balance of cash and cash equivalents at end of period	66,141	35,829	66,141	35,829

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Appendix A – Acquisition of subsidiary

US dollars
(in thousands)	Nine months period ended September 30, 2007

Working capital (excluding cash and cash equivalents ), net	1,280
Funds in respect of employee rights upon retirement	408
Property and equipment , net	397
Goodwill	11,939
Liability for employee rights upon retirement	(729)
Long-term deferred income taxes	(1,583)
Long term loan	(3,163)

8,549